

December 12, 2013

Via E-mail
Mr. Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, Virginia 22209

> **Re: Arlington Asset Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 8, 2013**
> **File No. 001-34374**

Dear Mr. Harrington:

We have reviewed your response dated November 12, 2013 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

1. We note your response to our prior comment two. We continue that the disclosure of changes in net interest income due to changes in volume, changes in rate and changes in rate/volume is applicable. In future filings please ensure that your MD&A disclosure includes a discussion of any material impact these changes have had on interest income and expense.

2.   We note your response to our prior comment three. Please provide us with a summary of the significant assumptions used in the discounted cash flow analysis discussed in your response, any significant changes in the assumptions that lead you to record a $15.2 million impairment charge and the reason for any significant changes in assumptions.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant